FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2010

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated November 10, 2010 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/S/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 10, 2010

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release – 1	November 10, 2010

Consolidated Net Revenue grows by 36.5% in Q2 FY 2010-11

Consolidated Profit Rs. 2,223 crores (Rs. 22 crores in Q2 FY 2009-10)

Mumbai, November 09, 2010

Consolidated Financial Results for the Quarter and Half year ended September 30, 2010

The Tata Motors Group today reported consolidated revenues (net of excise) for the quarter ended September 30, 2010 of Rs. 28,782 crores, posting a growth of 36.5% over Rs. 21,088 crores in the corresponding quarter of the previous year, with strong volume growth globally in all major markets. The Consolidated Profit before Tax (PBT) for the quarter was Rs. 2,523 crores, compared to a PBT of Rs. 287 crores for the corresponding quarter last year. The Consolidated Profit for the period (post minority interest and profit in respect of Associate companies) for the quarter was Rs. 2,223 crores, a significant increase from a profit of Rs. 22 crores in the corresponding quarter last year.

The consolidated revenues (net of excise) for the Half year ended September 30, 2010 was Rs.55,838 crores posting a growth of 48.7% over Rs. 37,561 crores in the first half last year. The Consolidated Profit (post minority interest and profit in respect of Associate companies) for the Half year was Rs.4,212 crores as compared to loss of Rs. 307 crores in the first half last year.

Subsidiary Highlights

The Jaguar Land Rover business continued to show strong profitability, with healthy volumes in Q2 FY2010-11, reporting a Profit after Tax of GBP 238 million (Rs. 1,715 crores). Both wholesale and retail volumes, improved favorably as compared to the corresponding quarter in the prior year, on the back of improved market conditions and continued overwhelming response.

Tata Daewoo Commercial Vehicles Co. Ltd. registered a y-o-y quarterly decline of 8.5% in net revenues, mainly resulting from lower exports and ramp up state of operations in newly formed distribution company.

Tata Motors Finance Limited, the company’s captive financing subsidiary, reported a net profit of Rs. 45 crores in Q2 FY 2010-11.

Tata Motors Stand-Alone Financial Results for the Quarter and Half year ended September 30, 2010

Tata Motors gross revenue for the quarter ended September 30, 2010, was Rs. 12,475 crores (quarter ended September 30, 2009: Rs. 8,592 crores).

Revenues (net of excise) of Rs. 11,504 crores, represented a growth of 44.2% over Rs. 7,978 crores in the corresponding quarter last year. Cost pressure, supply chain bottlenecks resulted in a dip in the operating margins to 9.7%, resulting in an Operating Profit (EBITDA) of Rs. 1,118 crores in the quarter (quarter ended September 30, 2009: Rs. 1,066 crores). The PBT for the quarter is Rs.537 crores (quarter ended September 30, 2009: Rs. 907 crores, which included profit of Rs. 370 crores on sale of investments, which were not liable to tax). The PAT for the quarter is Rs. 433 crores (quarter ended September 30, 2009: Rs. 729 crores).

The standalone revenues (net of excise) for the Half year ended September 30, 2010 was Rs.21,920 crores posting a growth of 52.4% over Rs. 14,382 crores in the first half last year. The Profit for the Half year was Rs.828 crores (half year ended September 30, 2009: Rs. 1,243 crores which included profit of Rs 689 crores on sale of investments, which were not liable to tax).

Favorable macroeconomic conditions, good monsoons and good finance availability led to robust domestic demand during the quarter, resulting in volume growth across all segments. In the domestic market, the company’s commercial vehicles sales increased by 23.4% year-on-year to 110,630 units. The company’s market share in commercial vehicles was 61.1%.

Passenger vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, grew by 35.5% year-on-year in the domestic market to 82,564 units driven by continued overwhelming response to the Tata Indigo Manza, the Tata Indica Vista and the Tata Nano. The market share in passenger vehicles stood at 14.06% as compared to 12.86% in H1 FY2009-10. Driven by the Manza, the company’s exit market share in the entry-midsize segment has increased substantially to 42.7% compared to 25% in September, 2009.

News Release – 2	November 10, 2010

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying statement of Unaudited Consolidated Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit/losses of the associate companies for the quarter and six-months ended September 30, 2010. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an opinion.

The figures shown in the columns “Quarter ended September 30, 2009 (Unaudited)” and “Six-months ended September 30, 2009 (Unaudited)” in the Statement have not been reviewed by us.

3.	(a) Attention is invited to Note 6 in the Statement. As stated in the note, the actuarial losses (net) amounting to Rs. 175.73 crores and Rs. 271.39 crores for the quarter and six-months ended September 30, 2010 respectively and Rs. 1,994.00 crores as at September 30, 2010 have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

(b) The Statement reflects the (i) Group’s share of Revenues of Rs. 16,774.91 crores and Rs. 33,040.99 crores for the quarter and six months ended September 30, 2010 respectively; Group’s share of Profit after tax (net) for the period of Rs. 1,760.32 crores and Rs.3,332.82 crores for the quarter and six months ended September 30, 2010 respectively; and total Assets (net) of Rs. 13,773.47 crores as at September 30, 2010 relating to subsidiaries; and (ii) the Group’s share of Profit after tax (net) of Rs. 0.55 crores and Rs. 0.91 crores for the quarter and six months ended September 30, 2010 respectively; and the Group’s share of Profit after tax (net) of Rs. 3.32 crores upto September 30, 2010 relating to associates. Financial statements and other financial information of these subsidiaries and associates have been reviewed by other auditors whose reports have been furnished to us by the Company’s Management, and our report in so far as it relates to the amounts included in respect of these subsidiaries and associates is based solely on the reports of the other auditors.

(c) The financial statements of thirteen subsidiaries and two joint ventures which reflect the Group’s share of Revenues of Rs. 709.51 crores and Rs. 1,516.18 crores for the quarter and six months ended September 30, 2010 respectively; Group’s share of Loss after tax (net) of Rs. 136.71 crores and Rs.156.70 crores for the quarter and six months ended September 30, 2010 respectively; and total Assets (net) of Rs. 7.01 crores as at September 30, 2010; and the financial statements of four associates which reflect the Group’s share of Profit after tax (net) of Rs. 13.35 crores and Rs. 27.15 crores for the quarter and six months ended September 30, 2010 respectively; and the Group’s share of Profit after tax (net) of Rs. 200.06 crores upto September 30, 2010 have not been reviewed by their auditors.

4.	Based on our review and read with our comments in paragraph 3(a) above and subject to our comments in paragraph 3(c) above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No. 71387)

MUMBAI, November 9, 2010.

News Release – 3	November 10, 2010

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER /SIX MONTHS ENDED SEPTEMBER 30, 2010

( in crores)

Particulars			Quarter ended September 30,		Six Months ended September 30,		Year ended March 31,
			2010	2009	2010	2009	2010
			Unaudited		Unaudited		Audited
1	(a)	Sales / Income from Operations	29620.42	21587.32	57392.18	38429.30	94941.62
		Less: Excise Duty	1047.71	709.65	1943.39	1186.06	3048.17
		Net Sales / Income from Operations	28572.71	20877.67	55448.79	37243.24	91893.45
	(b)	Other Operating Income	209.29	210.78	388.78	318.18	625.80
		Total Income from Operations	28782.00	21088.45	55837.57	37561.42	92519.25
2	Expenditure
	(a)	Increase in stock-in-trade and work-in-progress	(960.02)	(494.90)	(1291.86)	(493.22)	(1148.67)
	(b)	Consumption of raw materials and components	17015.64	12660.60	31868.41	21935.73	54105.54
	(c)	Purchase of products for sale	2393.93	1880.36	4920.24	3860.23	8538.52
	(d)	Employee Cost	2274.20	2297.57	4423.07	4341.31	8751.77
	(e)	Depreciation and Amortisation	1094.86	847.94	2106.40	1692.17	3887.13
	(f)	Product development expenses	182.29	85.75	280.19	178.78	498.20
	(g)	Other expenditure	5150.04	4285.31	10191.13	8024.11	18250.43
	(h)	Amount Capitalised	(1275.72)	(1132.11)	(2410.64)	(2294.29)	(4592.50)
	(i)	Total	25875.22	20430.52	50086.94	37244.82	88290.42
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		2906.78	657.93	5750.63	316.60	4228.83
4	Other Income		19.54	406.72	54.09	727.79	1793.12
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		2926.32	1064.65	5804.72	1044.39	6021.95
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges	722.14	714.00	1456.52	1390.03	2797.64
	(b)	Interest income / Interest capitalised	(190.87)	(154.97)	(363.65)	(247.48)	(557.93)
	(c)	Net interest and discounting charges	531.27	559.03	1092.87	1142.55	2239.71
7	Profit/(Loss) after Interest and Discounting Charges but before Exceptional Items [5-6]		2395.05	505.62	4711.85	(98.16)	3782.24
8	Exceptional Items
	(a)	Exchange (loss) / gain (net) on revaluation of foreign currency borrowings, deposits and loans	127.64	(163.08)	86.28	170.84	84.47
	(b)	Others	—	(55.27)	—	(55.27)	(344.07)
9	Profit from Ordinary Activities before tax [7+8]		2522.69	287.27	4798.13	17.41	3522.64
10	Tax Expense		313.10	289.42	609.12	353.68	1005.75
11	Net Profit / (Loss) from Ordinary Activities after tax [9-10]		2209.59	(2.15)	4189.01	(336.27)	2516.89
12	Extraordinary items (net of tax expenses)		—	—	—	—	—
13	Share of Minority Interest		(11.28)	4.24	(17.55)	9.32	(30.33)
14	Profit in respect of investments in Associate Companies		24.68	19.69	40.26	19.95	84.50
15	Net Profit / (Loss) for the period [11+12+13+14]		2222.99	21.78	4211.72	(307.00)	2571.06

16	Paid-up Equity Share Capital (Face value of 10 each)		570.60	514.05	570.60	514.05	570.60
17	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year						7450.15
18	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	38.91	0.36	73.76	(5.97)	48.64
	(b)	Diluted EPS before and after extraordinary items	35.83	0.34	67.99	(5.97)	44.64
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	39.41	0.86	74.26	(5.97)	49.14
	(b)	Diluted EPS before and after extraordinary items	36.33	0.84	68.49	(5.97)	45.14
			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
19	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	259077414	208186727	259077414	208186727	258771084
	-	Percentage of shareholding	51.16%	46.28%	51.16%	46.28%	51.11%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	40912284	13056186	40912284	13056186	30241415
	-	Percentage of shareholding	63.75%	20.34%	63.75%	20.34%	47.12%
20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	44000000	45000000	44000000	45000000	45000000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	23.47%	24.63%	23.47%	24.63%	24.02%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	8.69%	10.00%	8.69%	10.00%	8.89%
	(b)	Non-encumbered
	-	Number of Shares	143473186	137721830	143473186	137721830	142376876
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	76.53%	75.37%	76.53%	75.37%	75.98%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	28.33%	30.62%	28.33%	30.62%	28.11%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of Shares	23264396	51119907	23264396	51119907	33934959
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	36.25%	79.66%	36.25%	79.66%	52.88%

Notes:-

1)	Statement of Assets and Liabilities as per Clause 41(V) (h) of the Listing Agreement :

( in crores)

Particulars	As at September 30, 2010	As at September 30, 2009	As at March 31, 2010
	(Unaudited)	(Unaudited)	(Audited)

Shareholders’ Funds :
(a) Share Capital	570.60	514.05	570.60
(b) Reserves and Surplus	11901.52	3471.15	7635.88

	12472.12	3985.20	8206.48

Minority Interest	228.20	435.79	213.51
Loan Funds	36564.83	38421.97	35192.36
Foreign Currency Monetary Item Translation Difference Account (Net)	164.16	—	191.15
Deferred Tax Liability (Net)	1820.94	1183.71	1579.60

TOTAL	51250.25	44026.67	45383.10

Fixed Assets	40814.50	39823.35	38506.33
Goodwill (On Consolidation)	3521.74	4045.53	3422.87
Investments	1472.21	1003.12	2219.12
Deferred Tax Assets (Net)	507.44	329.62	425.97
Foreign Currency Monetary Item Translation Difference Account (Net)	—	207.01	—
Current Assets, Loans and Advances :
(a) Interest accrued on investments	0.81	1.09	2.43
(b) Inventories	13165.51	11743.81	11312.03
(c) Sundry Debtors	6624.06	5293.41	7191.18
(d) Cash and Bank Balances	8888.94	6001.42	8743.32
(e) Loans and Advances	16248.75	14778.29	15280.68

	44928.07	37818.02	42529.64
Less: Current Liabilities and Provisions :
(a) Current Liabilities	33178.48	29728.37	34077.33
(b) Provisions	6815.23	9539.54	7643.50

	39993.71	39267.91	41720.83

Net Current Assets	4934.36	(1449.89)	808.81
Miscellaneous Expenditure	—	67.93	—
(to the extent not written off or adjusted)

TOTAL	51250.25	44026.67	45383.10

2)	Figures for the previous periods have been regrouped / reclassified wherever necessary, to make them comparable.

3)	Other income for the quarter and six months ended September 30, 2010 includes profit (net) of 0.98 crore and 15.30 crores respectively ( 371.94 crores and 691.39 crores for the quarter and six months ended September 30, 2009 respectively) on sale of investments.

4)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat, where commercial production commenced in the quarter ended June 30, 2010. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of building at Singur.

5)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21. Further, the tax expense is lower due to set off of carry forward losses of certain subsidiary companies.

6)	The actuarial losses (net) of 175.73 crores and 271.39 crores for quarter and six months ended September 30, 2010 respectively ( 1102.16 crores and 740.38 crores for the quarter and six months ended September 30, 2009 respectively) of pension plans of Jaguar Cars Ltd and Land Rover, UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.

7)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions and software operations. The Company has sold its controlling stake in a subsidiary Company engaged in manufacture and sale of construction equipments with effect from March 30, 2010.

( in crores)

			Three months ended September 30,		Six months ended September 30,		Year ended March 31,
			Unaudited		Unaudited		Audited
			2010	2009	2010	2009	2010
A		Segment Revenues
		Net sales / Income from Operations
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	12428.26	9124.23	23944.73	16519.29	40359.29
		- Jaguar and Land Rover	16172.45	11317.76	31559.37	19825.54	49344.21
		Less: Intra Segment Eliminations	(46.91)	(16.48)	(94.40)	(21.87)	(88.43)

		-Total	28553.80	20425.51	55409.70	36322.96	89615.07
	II.	Others	366.91	793.10	715.64	1482.93	3437.96

		Total segment revenue	28920.71	21218.61	56125.34	37805.89	93053.03
		Less: Inter segment revenue	(138.71)	(130.16)	(287.77)	(244.47)	(533.78)

		Net segment revenue	28782.00	21088.45	55837.57	37561.42	92519.25

B		Segment Results before Other Income, Interest, Exceptional items and Tax
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	1017.94	892.59	2153.28	1355.52	3758.12
		- Jaguar and Land Rover	1849.41	(243.00)	3532.26	(1116.32)	53.84
		Less: Intra Segment Eliminations	5.99	(2.48)	(2.15)	(2.48)	(9.77)

		-Total	2873.34	647.11	5683.39	236.72	3802.19
	II.	Others	53.14	46.72	96.84	79.01	288.99

		Total segment results	2926.48	693.83	5780.23	315.73	4091.18
		Less: Inter segment eliminations	(19.70)	(35.90)	(29.60)	0.87	(101.38)

		Net Segment Results	2906.78	657.93	5750.63	316.60	3989.80
		Add/(Less) : Unallocable income	19.54	406.72	54.09	727.79	1793.12
		Add/(Less) : Interest expense (net)	(531.27)	(559.03)	(1092.87)	(1142.55)	(2239.71)
		Add/(Less) : Exceptional Items (net)	127.64	(218.35)	86.28	115.57	(20.57)

		Total Profit before Tax	2522.69	287.27	4798.13	17.41	3522.64

C		Capital employed (segment assets less segment liabilities)

					As at September 30,		As at March 31,
					2010	2009	2010
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof			26616.62	25194.80	22929.91
		- Jaguar and Land Rover			20897.68	14219.29	19403.80
		Less: Intra Segment Eliminations			(12.15)	(2.48)	(9.77)

		-Total			47502.15	39411.61	42323.94
	II.	Others			880.60	1470.04	764.56

		Total Capital employed			48382.75	40881.65	43088.50
		Less: Inter segment eliminations			(369.34)	(182.28)	(287.71)

		Capital employed			48013.41	40699.37	42800.79

8)	As on June 30, 2010, 1 investor complaint was outstanding. The Company received 11 complaints and resolved 10 complaints during the quarter. There are 2 complaints unresolved as on September 30, 2010.

9)	Public Shareholding of Ordinary Shares as on September 30, 2010 excludes 11.82% (13.10% as on September 30, 2009) of Citibank N.A. as Custodian for Depository Shares.

10)	Subsequent to September 30, 2010, the Company has issued shares aggregating US$ 750 million, comprising ‘A’ Ordinary Shares aggregating US$ 550 million and Ordinary Shares aggregating US$ 200 million. Consequently, the Company has allotted 32,165,000 ‘A’ Ordinary Shares at a price of 764 per ‘A’ Ordinary Share (including a premium of 754 per ‘A’ Ordinary Share) and 8,320,300 Ordinary Shares at a price of 1,074 per Ordinary Share (including a premium of 1,064 per Ordinary Share) aggregating to a total issue size of 3,351.01 crores.

11)	The Statutory Auditors have carried out a limited review of the above results for the quarter / six months ended September 30, 2010.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 9, 2010.

Tata Motors Limited

Mumbai, November 9, 2010	Ratan N Tata
Chairman

News Release – 4	November 10, 2010

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”) for the quarter and six-months ended September 30, 2010, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges. This Statement has been prepared on the basis of the related interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges and

(ii)	gives a true and fair view of the net profit and other financial information of the Company for the quarter and six-months ended September 30, 2010.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No.71387)

MUMBAI, November 9, 2010.

News Release – 5	November 10, 2010

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER / SIX MONTHS ENDED SEPTEMBER 30, 2010

Particulars		Quarter ended September 30,		Six Months ended September 30,		Year ended March 31,
		2010	2009	2010	2009	2010
(A)
1	Vehicle Sales:(in Nos.) (includes traded vehicles)
	Commercial vehicles	110630	89655	210816	161871	373842
	Passenger cars and Utility vehicles	82564	60917	160422	110821	260020
	Exports	14451	8003	26711	13223	34109

		207645	158575	397949	285915	667971

2	Vehicle Production:(in Nos.)
	Commercial vehicles	119529	100676	227020	177838	402112
	Passenger cars and Utility vehicles	67315	51269	132214	97324	218649

		186844	151945	359234	275162	620761

		( in crores)
(B)
1	(a) Sales / Income from Operations	12420.45	8537.54	23652.86	15413.54	38144.83
	Less: Excise Duty	970.84	614.53	1851.38	1140.94	2771.05
	Net Sales / Income from Operations	11449.61	7923.01	21801.48	14272.60	35373.78
	(b) Other Operating Income	54.46	54.75	118.85	109.18	219.27
	Total Income from Operations	11504.07	7977.76	21920.33	14381.78	35593.05
2	Expenditure
	(a) (Increase)/Decrease in stock-in-trade and work-in-progress	(139.76)	(371.22)	(598.20)	(563.24)	(606.63)
	(b) Consumption of raw materials and components	6541.77	4781.21	12382.34	8580.11	20392.60
	(c) Purchase of products for sale	1762.21	822.74	3727.60	1490.87	4513.23
	(d) Employee cost	580.96	482.04	1090.76	880.43	1836.13
	(e) Depreciation and Amortisation	331.64	263.40	639.01	492.52	1033.87
	(f) Product development expenses	22.95	15.44	41.91	26.65	144.03
	(g) Other expenditure	1854.32	1388.27	3407.50	2551.14	6019.98
	(h) Amount capitalised	(213.05)	(190.99)	(381.96)	(351.24)	(740.54)
	(i) Total	10741.04	7190.89	20308.96	13107.24	32592.67
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]	763.03	786.87	1611.37	1274.54	3000.38
4	Other Income	77.52	420.93	146.82	740.29	1853.45
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]	840.55	1207.80	1758.19	2014.83	4853.83
6	Interest and Discounting Charges
	(a) Gross interest and discounting charges	391.08	361.12	777.55	688.58	1483.51
	(b) Interest income / Interest capitalised	(83.92)	(75.48)	(156.38)	(149.49)	(379.67)
	(c) Net interest and discounting charges	307.16	285.64	621.17	539.09	1103.84
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]	533.39	922.16	1137.02	1475.74	3749.99
8	Exceptional items
	(a) Exchange gain / (loss) (net) on revaluation of foreign currency borrowings, deposits and loans	3.78	(15.31)	(62.20)	(20.85)	(69.59)
	(b) Loss on redemption of investment in preference shares held in a wholly owned subsidiary company	—	—	—	—	(850.86)
9	Profit from Ordinary Activities before tax [7+8]	537.17	906.85	1074.82	1454.89	2829.54
10	Tax expense	104.47	177.71	246.40	211.99	589.46
11	Net Profit from Ordinary Activities after tax [9-10]	432.70	729.14	828.42	1242.90	2240.08

12	Extraordinary Items (net of tax expense)		—	—	—	—	—
13	Net Profit for the period [11-12]		432.70	729.14	828.42	1242.90	2240.08
14	Paid-up Equity Share Capital (Face value of 10 each)		570.60	514.05	570.60	514.05	570.60
15	Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year						14370.24
16	Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	7.53	14.12	14.46	24.12	42.37
	(b)	Diluted EPS before and after Extraordinary items	7.18	13.06	13.83	22.32	38.98
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	8.03	14.62	14.96	24.62	42.87
	(b)	Diluted EPS before and after Extraordinary items	7.68	13.56	14.33	22.82	39.48

			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17	Debt Service Coverage Ratio (No. of times) (Refer note 5(a) below)				0.96	2.01	1.25
18	Interest Service Coverage Ratio (No. of times) (Refer note 5(b) below)				3.91	6.06	5.73
19	Public Shareholding
	A.	Ordinary Shares
		- Number of Shares	259077414	208186727	259077414	208186727	258771084
		- Percentage of shareholding	51.16%	46.28%	51.16%	46.28%	51.11%
	B.	‘A’ Ordinary Shares
		- Number of Shares	40912284	13056186	40912284	13056186	30241415
		- Percentage of shareholding	63.75%	20.34%	63.75%	20.34%	47.12%

20	Promoters and promoter group Shareholding
	A.		Ordinary Shares
		(a)	Pledged/Encumbered
		-	Number of Shares	44000000	45000000	44000000	45000000	45000000
		-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	23.47%	24.63%	23.47%	24.63%	24.02%
		-	Percentage of shareholding (as a % of the total share capital of the Company)	8.69%	10.00%	8.69%	10.00%	8.89%
		(b)	Non-encumbered
		-	Number of Shares	143473186	137721830	143473186	137721830	142376876
		-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	76.53%	75.37%	76.53%	75.37%	75.98%
		-	Percentage of shareholding (as a % of the total share capital of the Company)	28.33%	30.62%	28.33%	30.62%	28.11%
	B.		‘A’ Ordinary Shares
		(a)	Pledged/Encumbered
		-	Number of Shares	—	—	—	—	—
		-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
		-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—
		(b)	Non-encumbered
		-	Number of Shares	23264396	51119907	23264396	51119907	33934959
		-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
		-	Percentage of shareholding (as a % of the total share capital of the Company)	36.25%	79.66%	36.25%	79.66%	52.88%

Notes:-

1)	Audited Statement of Assets and Liabilities as per Clause 41(V) (h) of the Listing Agreement :

	( in crores)

Particulars	As at September 30, 2010	As at September 30, 2009	As at March 31, 2010

Shareholders’ Funds :
(a) Share Capital	570.60	514.05	570.60
(b) Reserves and Surplus	15176.18	11124.91	14394.87

	15746.78	11638.96	14965.47
Loan Funds	19986.05	19041.82	16625.91
Deferred Tax Liability (Net)	1753.20	1101.93	1508.64

Total	37486.03	31782.71	33100.02

Fixed Assets	16817.93	15375.14	16436.04
Investments	22279.73	19666.77	22336.90
Foreign Currency Monetary Item
Translation Difference Account (Net)	81.95	33.31	161.69
Current Assets, Loans and Advances :
(a) Interest accrued on investments	0.02	0.02	0.11
(b) Inventories	4016.74	2825.17	2935.59
(c) Sundry Debtors	2544.53	2046.95	2391.92
(d) Cash and Bank Balances	1662.78	1289.55	1753.26
(e) Loans and Advances	4620.56	4839.80	4457.10

	12844.63	11001.49	11537.98
Less: Current Liabilities and Provisions :
(a) Current Liabilities	12678.07	10595.11	14609.16
(b) Provisions	1860.14	3698.89	2763.43

	14538.21	14294.00	17372.59

Net Current Assets	(1693.58)	(3292.51)	(5834.61)

Total	37486.03	31782.71	33100.02

2)	Figures for the previous periods have been regrouped / reclassified wherever necessary.
3)	Other income for the quarter and six months ended September 30, 2010 include (a) profit of Nil and 1.93 crores respectively ( 369.95 crores and 688.90 crores for the quarter and six months ended September 30, 2009 respectively) on sale of investments; and (b) dividend from subsidiary companies 22.77 crores and 71.12 crores respectively ( 7.62 crores for the quarter and six months ended September 30, 2009).
4)	Subsequent to September 30, 2010, the Company has issued shares aggregating US$ 750 million, comprising ‘A’ Ordinary Shares aggregating US$ 550 million and Ordinary Shares aggregating US$ 200 million. Consequently, the Company has allotted 32,165,000 ‘A’ Ordinary Shares at a price of 764 per ‘A’ Ordinary Share (including a premium of 754 per ‘A’ Ordinary Share) and 8,320,300 Ordinary Shares at a price of 1,074 per Ordinary Share (including a premium of 1,064 per Ordinary Share) aggregating to a total issue size of 3,351.01 crores.

5)	(a)	Debt Service Coverage Ratio = (Profit from Ordinary Activities before tax + Interest on Long-term Loans) / (Interest on Long-term Loans + Repayment of Long-term Loans during the year)*
	(b)	Interest Service Coverage Ratio = (Profit from Ordinary Activities before tax + Interest on Long-term Loans) / Interest on Long-term Loans*
*	For the purpose of the computation, loans having original maturity of more than 360 days are considered as Long-term Loans.
6)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat, where commercial production commenced in the quarter ended June 30, 2010. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of building at Singur.

7)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
8)	As on June 30, 2010, 1 investor complaint was outstanding. The Company received 11 complaints and resolved 10 complaints during the quarter. There are 2 complaints unresolved as on September 30, 2010.
9)	Public Shareholding of Ordinary Shares as on September 30, 2010 excludes 11.82% (13.10% as on September 30, 2009) of Citibank N.A. as Custodian for Depository Shares.
10)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter / six months ended September 30, 2010.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 9, 2010.

Tata Motors Limited

Ratan N Tata
Mumbai, November 9, 2010	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.